UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ENTRÉE SECURES LARGE LAND HOLDING

NEAR HISTORIC BISBEE MINE, ARIZONA

Vancouver, B.C., March 19, 2008 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has entered into a second agreement with Empirical Discovery LLC to explore for porphyry copper-gold targets in a specified area near Bisbee, Arizona. The Bisbee Mine was one of Phelps Dodge’s (now Freeport McMoRan) earliest acquisitions in Arizona and is reported to have produced copper, gold and silver mineralization from 1877 to 1975. Production is estimated to have been over 8 billion pounds of copper and 3 million ounces of gold, with historic reserves (non 43-101 compliant) and value of production estimated at 152 million tonnes averaging 2.35% copper, 20.9 g/t silver, and 0.58 g/t gold. Mineralization was hosted within both porphyry and skarn environments.

Entrée’s ground position covers the area to the north and northeast of the former Bisbee Mine. North-northeast trending structures are reported to be an important control to mineralization in this area. These structures extend from Bisbee to the north under Cretaceous, post-mineral cover.

The Company intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate buried porphyry targets. Preliminary exploration includes geophysics (deep penetrating induced polarization, CSAMT, AMT), geochemistry and geology. The current program as budgeted is $726,000. This budget does not include an allocation for drilling, as drill targets have yet to be identified.

Under the terms of the Bisbee agreement, Entrée has the option to acquire an 80% interest in any target within this 10,800 acre (4,370 ha) parcel of land, by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of the effective date. If Entrée exercises its option, Empirical may elect within 90 days to retain 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

Quality Assurance and Quality Control

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a qualified person as defined by National Instrument 43-101 (“NI 43-101”), supervised the preparation of the information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Most notably, the Company is a large landholder in Mongolia, where it holds three exploration licences that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property. Lookout Hill completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett deposit and the newly discovered Heruga deposit.

Ivanhoe Mines and Rio Tinto are major shareholders of Entrée, holding approximately 15% and 16% of issued and outstanding shares respectively.

FURTHER INFORMATION

Mona Forster, VP & Corporate Secretary Entrée Gold Inc. Tel: 604-687-4777 E-mail: mforster@entreegold.com	Primoris Group Tel: 866-368-7330 Email: info@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date March 20, 2008
By: /s/ Mona Forster Mona Forster VP & Corporate Secretary